Exhibit 1

AU Optronics Corp.

February 20, 2012

English Language Summary

Subject:	To announce the disposal of common stock of Orise Technology Co., LTD. on behalf of Konly Venture Corp. (“Konly”), a subsidiary of AUO

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/02/20

Content:

1.	Name of the securities:Common stock of Orise Technology Co., LTD.

2.	Trading date:2011/11/25~2012/02/20

3.	Trading volume, unit price, and total monetary amount of the transaction:

Volume: 9,194 thousand shares

Unit price:NTD 32.67 on average

Total monetary amount:NTD 300,352 thousand

4.	Gain (or loss) (not applicable in case of acquisition of securities):

NTD 157,551 thousand

5.	Relationship with the underlying company of the trade:

A investment company of Konly.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Current cumulative volume: 1,736 thousand shares

Current cumulative amount:NTD 58,322 thousand

Shareholding percentage of the holding:1.26%

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as hown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

Current ratio of securities investment (including the current trade) to the total assets of

Konly: 92.92%

Current ratio of securities investment (including the current trade) to the shareholder’s equity of Konly: 95.21%

Operating capital of Konly: NTD 151,207 thousand

8.	Concrete purpose/objective of the acquisition or disposal:

To liquidate asset.

9.	Do the directors have any objections to the present transaction?: No.

10.	Any other matters that need to be specified: No.